Exhibit 99.3

Consolidated

Financial Statements

For the Years Ended December 31, 2013, and 2012

Management Report

The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising four directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that they are properly discharging their responsibilities, reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report, and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Accountants. The Independent Auditors’ Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee, with or without management being present.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission “(1992 framework)”. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2013.

Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2013, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

Bob Gomes, P.Eng.	Dan Lefaivre, FCMA
President & CEO	Executive Vice President & CFO
February 26, 2014	February 26, 2014

December 31, 2013

STANTEC INC.

Independent Auditors’ Report of Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.:

We have audited the accompanying consolidated statements of financial position of Stantec Inc., as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stantec Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for joint arrangements as a result of the adoption of IFRS 11, “Joint Arrangements” effective January 1, 2013, which included the disclosure of a statement of financial position as of January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stantec Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(1992 framework)” and our report dated February 26, 2014 expressed an unqualified opinion on Stantec Inc.’s internal control over financial reporting.

Chartered Accountants
Edmonton, Canada
February 26, 2014

December 31, 2013

STANTEC INC.

Independent Auditors’ Report on Internal Control Over Financial Reporting

(Under the standards of the Public Company Accounting Oversight Board (United States))

To the Board of Directors and Shareholders of Stantec Inc.:

We have audited Stantec Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission “(1992 framework)” (the COSO criteria). Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Stantec Inc. as at December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2013, and our report dated February 26, 2014, expressed an unqualified opinion thereon.

Chartered Accountants
Edmonton, Canada
February 26, 2014

December 31, 2013

STANTEC INC.

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)	Notes	December 31 2013 $	December 31 2012 $	January 1 2012 $

ASSETS	16		Restated	Restated
			(note 6)	(note 6)
Current
Cash and cash equivalents	8	143,030	40,708	34,898
Trade and other receivables	9	384,907	353,451	308,518
Unbilled revenue	32	143,894	148,908	133,434
Income taxes recoverable		8,792	3,840	16,825
Prepaid expenses		18,959	14,283	13,882
Other financial assets	14	21,418	17,670	13,833
Other assets		5,231	4,106	3,172

Total current assets		726,231	582,966	524,562
Non-current
Property and equipment	10	133,534	114,994	107,763
Goodwill	11	594,826	566,784	509,028
Intangible assets	12	78,857	85,748	72,047
Investments in joint ventures and associates	13	4,996	5,286	3,980
Deferred tax assets	25	45,383	40,975	43,639
Other financial assets	14	83,163	63,691	61,606
Other assets		1,188	3,791	1,657

Total assets		1,668,178	1,464,235	1,324,282

LIABILITIES AND EQUITY
Current
Trade and other payables	15	259,113	211,726	188,929
Billings in excess of costs	32	77,803	60,822	49,441
Income taxes payable		9,127	159	-
Current portion of long-term debt	16	37,130	42,888	59,593
Provisions	17	12,047	14,863	16,373
Other financial liabilities		1,927	1,672	5,042
Other liabilities	18	9,837	8,650	5,208

Total current liabilities		406,984	340,780	324,586
Non-current
Long-term debt	16	200,943	256,408	236,601
Provisions	17	49,539	36,959	42,076
Deferred tax liabilities	25	58,082	57,840	54,561
Other financial liabilities		2,041	2,342	2,257
Other liabilities	18	57,955	42,778	37,191

Total liabilities		775,544	737,107	697,272

Shareholders’ equity
Share capital	21	262,573	240,369	226,744
Contributed surplus	21	12,369	14,291	14,906
Retained earnings		606,056	491,227	397,706
Accumulated other comprehensive income (loss)		11,636	(18,862)	(12,449)

Total equity attributable to equity holders of the Company		892,634	727,025	626,907

Non-controlling interests		-	103	103

Total equity		892,634	727,128	627,010

Total liabilities and equity		1,668,178	1,464,235	1,324,282

See accompanying notes

On behalf of Stantec’s Board of Directors

Aram Keith, PE, FASCE, Director	Bob Gomes, P.Eng., Director

December 31, 2013

STANTEC INC.

Consolidated Statements of Income

Years ended December 31		2013	2012
(In thousands of Canadian dollars, except per share amounts)	Notes	$	$

			Restated (note 6)

Gross revenue		2,236,410	1,870,259
Less subconsultant and other direct expenses		404,031	316,445

Net revenue		1,832,379	1,553,814
Direct payroll costs	27	829,926	699,657

Gross margin		1,002,453	854,157
Administrative and marketing expenses	7,21,27	746,138	632,086
Depreciation of property and equipment	10	32,389	27,849
Amortization of intangible assets	12	21,235	20,008
Net interest expense	26	8,620	8,681
Other net finance (income) expense	26	(1,346)	2,773
Share of income from joint ventures and associates	13	(2,276)	(2,026)
Foreign exchange (gain) loss		(184)	181
Other (income) expense		(1,035)	147

Income before income taxes		198,912	164,458

Income taxes	25
Current		60,141	44,516
Deferred		(7,430)	(1,077)

Total income taxes		52,711	43,439

Net income for the year		146,201	121,019

Earnings per share
Basic	28	3.16	2.65

Diluted	28	3.14	2.64

See accompanying notes

December 31, 2013

STANTEC INC.

Consolidated Statements of Comprehensive Income

Years ended December 31	2013	2012
(In thousands of Canadian dollars)	$	$

		Restated (note 6)

Net income for the year	146,201	121,019

Other comprehensive income (loss) (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations	26,079	(8,225)
Net unrealized gain on available-for-sale financial assets	5,032	1,880
Net realized gain on available-for-sale financial assets transferred to income	(535)	(35)
Income tax effect on available-for-sale financial assets	(78)	(33)

Other comprehensive income (loss) for the year, net of tax	30,498	(6,413)

Total comprehensive income for the year, net of tax	176,699	114,606

See accompanying notes

December 31, 2013

STANTEC INC.

Consolidated Statements of Shareholders’ Equity

	Shares Outstanding (note 21)	Share Capital (note 21)	Contributed Surplus (note 21)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, January 1, 2012
(Restated; note 6)	45,523,585	226,744	14,906	397,706	(12,449)	626,907

Net income				121,019		121,019
Other comprehensive loss					(6,413)	(6,413)

Total comprehensive income				121,019	(6,413)	114,606
Share options exercised for cash	460,309	10,205				10,205
Share-based compensation expense			2,805			2,805
Reclassification of fair value of share options previously expensed		3,420	(3,420)			-
Dividends declared (note 21)				(27,498)		(27,498)

Balance, December 31, 2012	45,983,894	240,369	14,291	491,227	(18,862)	727,025

Net income				146,201		146,201
Other comprehensive income					30,498	30,498

Total comprehensive income				146,201	30,498	176,699
Share options exercised for cash	592,238	16,504				16,504
Share-based compensation expense			3,778			3,778
Reclassification of fair value of share options previously expensed		5,700	(5,700)			-
Dividends declared (note 21)				(30,569)		(30,569)
Purchase of non-controlling interests				(803)		(803)

Balance, December 31, 2013	46,576,132	262,573	12,369	606,056	11,636	892,634

See accompanying notes

December 31, 2013

STANTEC INC.

Consolidated Statements of Cash Flows

Years ended December 31		2013	2012
(In thousands of Canadian dollars)	Notes	$	$

			Restated (note 6)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		2,225,332	1,873,351
Cash paid to suppliers		(646,719)	(586,270)
Cash paid to employees		(1,247,723)	(1,062,060)
Interest received		1,774	1,910
Interest paid		(9,150)	(13,554)
Finance costs paid		(2,571)	(2,481)
Income taxes paid		(61,201)	(37,619)
Income taxes recovered		12,387	7,239

Cash flows from operating activities	29	272,129	180,516

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(43,539)	(102,019)
Dividends from investments in joint ventures and associates	13	2,685	724
Increase in investments held for self-insured liabilities		(25,129)	(12,594)
Decrease in investments and other assets		4,681	2,243
Purchase of intangible assets		(4,490)	(9,065)
Purchase of property and equipment		(52,639)	(22,655)
Proceeds on disposition of property and equipment		998	215

Cash flows used in investing activities		(117,433)	(143,151)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(70,924)	(95,475)
Proceeds from bank debt		36,319	83,751
Repayment of acquired bank indebtedness	7	-	(2,720)
Payment of finance lease obligations		(6,271)	(6,434)
Proceeds from issue of share capital		16,504	10,205
Payment of dividends to shareholders	21	(29,782)	(20,601)

Cash flows used in financing activities		(54,154)	(31,274)

Foreign exchange gain (loss) on cash held in foreign currency		1,780	(281)

Net increase in cash and cash equivalents		102,322	5,810
Cash and cash equivalents, beginning of the year	8	40,708	34,898

Cash and cash equivalents, end of the year	8	143,030	40,708

See accompanying notes

December 31, 2013

STANTEC INC.

Notes to the Consolidated Financial Statements

1.	Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2013, were authorized for issue in accordance with a resolution of the Company’s board of directors on February 26, 2014. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.

2.	Basis of Preparation

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies adopted in these consolidated financial statements are based on IFRS effective as at December 31, 2013.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. The consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand ($000).

3.	Basis of Consolidation

The consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, and its structured entities as at December 31, 2013.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries and structured entities are prepared as at December 31, 2013. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenues, and expenses of the joint operation.

The Company adopted IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements, effective January 1, 2013, with retrospective application. The effects of these changes on the Company’s accounting policies are described in note 6.

4.	Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents include cash, cash in escrow, and unrestricted investments. Such investments are carried at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

b) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20%–30%	Declining balance
Office equipment	20%–30%	Declining balance
Automotive equipment	30%	Declining balance
Leasehold improvements		Straight-line over term of lease to a maximum of
15 years or the improvement’s economic life
Buildings	10%–20%	Declining balance

The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any impairment losses.

The Company’s intangible assets have finite lives that are amortized over their useful economic lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

Intangible assets acquired from business combinations

The Company’s policy is to amortize client relationships with finite lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally one to two years. Advantageous leasehold commitments are amortized over estimated lives of 1 to 10 years. The Company assigns value to acquired contract backlog and client relationships using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset. Recognition of the contributory assets, such as workforce, working capital, and property and equipment required and used to generate the expected after-tax earnings, is included since these assets also require a return based on their fair values. Expected earnings after contributory charges and income taxes are discounted by the appropriate after-tax discount rate to arrive at the fair value.

Intangible assets—software

For internally generated software, research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate

•	The technical feasibility of completing the intangible asset so that it will be available for use
•	Its intention to complete and its ability to use the asset
•	How the asset will generate future economic benefits
•	The availability of resources to complete the asset
•	The ability to reliably measure the expenditure during development

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Following the initial recognition of the development expenditure as an asset, it is carried at cost less any accumulated amortization and any impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. The Company amortizes certain purchased and internally generated software on a straight-line basis over periods ranging from three to seven years.

d) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date. A lease is an agreement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased items, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability, achieving a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of income.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership of the asset by the end of the lease term, the asset is depreciated over the shorter of its estimated useful life and the lease term. The Company’s finance leases are for certain office and automotive equipment and are depreciated on a 20%-to-30% declining balance basis. The Company also has finance leases for software.

Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease terms.

e) Investments in joint arrangements and associates

The Company has joint arrangements, which are classified as either a joint venture or joint operation based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint arrangements that provide the Company with rights to the net assets of the arrangement are classified as joint ventures, and joint arrangements that provide the Company with rights to the individual assets and obligations arising from the arrangement are classified as joint operations.

The Company accounts for its joint ventures using the equity method, as described below. The Company accounts for its joint operations by recognizing its share of assets, liabilities, revenues, and expenses of the joint operation and combining them line by line with similar items in the Company’s consolidated financial statements.

Investments in associated companies, over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus postacquisition changes in the Company’s share of the net assets of the associate. The share of the profit of associates is recorded in the consolidated statements of income. Since this is profit attributable to the equity holders of the associate, it is profit after tax. Adjustments are made in the Company’s consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

If the financial statements of the associates or joint arrangements are prepared for a different date from those of the Company, adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements. Where necessary, adjustments are made to bring the accounting policies in line with the Company’s.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

f) Investments held for self-insured liabilities

In other financial assets, the Company has investments held for self-insured liabilities that are categorized as available for sale and are recorded at fair value with associated unrealized gains or losses reported in other comprehensive income until disposed of, at which time realized gains or losses are recognized in income. These investments consist of government and corporate bonds, equity securities, and term deposits.

g) Provisions

General

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for self-insured liabilities

The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

The Company invests funds to support the provision for self-insured liabilities. These investments are recorded at fair value in other financial assets as investments held for self-insured liabilities.

Provisions for claims

The Company has claims that are not covered by its provisions for self-insurance, including claims that are subject to exclusions under the Company’s commercial and captive insurance policies. Provisions are recognized for these claims in accordance with the above general description of provisions.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured in accordance with the above general description of provisions.

Onerous contracts

The Company’s onerous contracts consist of lease exit liabilities and sublease losses. With regards to lease exit liabilities, the Company accrues charges when it ceases to use office space under an operating lease arrangement. Included in the liability is the present value of the remaining lease payments. As well, an asset is accrued in the consolidated statements of financial position as an other financial asset if it is virtually certain that sublease rental will be obtained for the office space that the Company ceases to use. The asset is measured using the present value of the future rental income to the extent of the present value of the lease liability.

With regards to sublease losses, from time to time, the Company may sublet a portion of an office space under an operating lease arrangement. The Company accrues a liability and asset if the costs to be incurred under an operating lease are to exceed the anticipated revenue on the sublease. Included in the liability is the present value of the remaining lease payments. Included in the asset is the present value of the future rental income.

h) Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

included in the financial statements of each entity are measured using that functional currency. For example, the functional currency of the Company’s US-based subsidiaries is the US dollar.

Transactions and balances

Transactions in foreign currencies (i.e., different than an entity’s functional currency) are initially translated into the functional currency of entities using the foreign exchange rate at the transaction date. Subsequent to the transaction date, foreign currency transactions are measured as follows:

•	On the statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates. Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are included in income in the period incurred. The exception is unrealized foreign exchange gains and losses on non-monetary investments (i.e., equity investments) classified as available for sale, which are included in accumulated other comprehensive income.

•	Revenue and expense items are translated at the average exchange rate for the year with the exception of depreciation and amortization, which are translated at historical exchange rates.

Foreign operations

The Company’s foreign operations are translated into its reporting currency (Canadian dollar) as follows: assets and liabilities are translated at the rate of exchange in effect at each consolidated statement of financial position date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month. The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in accumulated other comprehensive income.

i) Financial instruments

Initial recognition and subsequent measurement

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•	Investments held for self-insured liabilities, consisting of bonds, equity securities, and term deposits are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in other income for equity securities and in net finance income for bonds and term deposits. Interest income is recorded in net finance income, and dividends are recorded in other income.

•	Trade and other payables are classified as other financial liabilities and are recorded at fair value and subsequently recorded at amortized cost using the effective interest rate (EIR) method, with realized gains and losses reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, thereby calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

•	Long-term debts, including non-interest-bearing debts, are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method, with the EIR amortization and realized gains and losses reported in net finance income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Fair value

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amount of bank loans approximates their fair value because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

Derivatives

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets denominated in US dollars and British pounds. The Company’s policy is not to use these derivatives for trading or speculative purposes. During 2013, the Company entered into immaterial foreign currency forward contracts. The Company did not enter into any foreign currency forward contracts in 2012.

j) Impairment

The carrying amounts of the Company’s assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (i.e., an incurred “loss event”) and if that loss event has an impact on the estimated future cash flows of the financial asset. If an indication of impairment exists or when annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

Trade and other receivables

The Company maintains an allowance for doubtful accounts on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance based in part on the age of the outstanding receivables and on the Company’s historical collection and loss experience. When the carrying amount of the receivable is reduced through the allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets

For non-financial assets such as property and equipment, goodwill, investments in joint ventures and associates, and intangible assets, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. The results of these valuation techniques are corroborated by quoted share prices for comparable publicly traded companies or other available fair value indicators. Impairment losses are recognized in the consolidated statements of income in those expense categories consistent with the nature of the impaired asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Goodwill is not amortized but is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment date and December 31. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. Impairment is determined by assessing the recoverable amount of each CGU to which the goodwill relates. The Company’s CGUs for goodwill impairment testing are Canada, the United States, and International. Where the recoverable amount of a CGU is less than its carrying amount, an impairment loss is recognized.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of income.

Available-for-sale financial investments

For equity investments classified as available for sale, objective evidence of impairment would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss is removed from other comprehensive income and recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in other comprehensive income.

For debt instruments classified as available for sale, the Company first assesses individually whether objective evidence of impairment exists for debt instruments that are individually significant or collectively for debt instruments that are not individually significant. If an impairment loss has occurred, the amount recorded is the cumulative loss, measured as the difference between the amortized cost and the current fair value, less any previously recognized impairment loss. This amount is removed from other comprehensive income and recognized in the consolidated statements of income.

Future interest income continues to be accrued based on the reduced carrying amount of the asset applying the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. If the fair value of a debt instrument increases in a subsequent year and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed in the consolidated statements of income.

k) Revenue recognition

In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company’s gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, duty, and taxes collected from clients that are reimbursable to government authorities. The Company assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized by reference to the stage of completion using the revenue cost approach. Stage of completion is measured using labor costs incurred to date as a percentage of total estimated labor costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time-and-material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed.

Unbilled revenue represents work in progress that has been recognized as revenue but not yet invoiced to clients. Billings in excess of costs represents amounts that have been invoiced to clients but not yet recognized as revenue.

l) Employee benefit plans

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made. The Company does not provide postemployment or postretirement benefits.

m) Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax, relating to items recognized directly in equity, is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes an uncertain tax liability where appropriate.

Deferred tax

Deferred tax is determined using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit; or the differences relating to investments in subsidiaries, associates, and interests in joint ventures to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled and are based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Deferred tax relating to items recognized in equity is also recognized in equity. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses, and assets, except trade receivables, are recognized net of the amount of sales tax recoverable from, or payable to, a taxation authority. Trade receivables and trade payables include sales tax. The net amount of sales tax recoverable from, or payable to, a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

n) Share-based payment transactions

Under the Company’s share option plan, the board of directors may grant to officers and employees remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (i.e. equity-settled transactions).

Under the Company’s deferred share unit plan, the chief executive officer and directors of the board of the Company may receive deferred share units equal to one common share. Under the Company’s restricted share unit plan, senior vice presidents are granted share units that are to be settled after a two-year period. The deferred share units and restricted share units are share appreciation rights that can be settled only in cash (i.e. cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions awards is measured by reference to the fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions, together with a corresponding increase in equity, is recognized over the period in which the service conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a Black-Scholes option-pricing model. This fair value is expensed upon issue with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

o) Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the period and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

p) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any contingent consideration to be transferred by

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income. If the business combination is achieved in stages, the acquisition-date fair value of the Company’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through income. Acquisition costs are expensed when incurred in administrative and marketing expenses.

Goodwill is initially measured at cost, which is the excess of the consideration transferred over the Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s CGUs (Canada, United States, and International) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

q) Dividends

Dividends on common shares are recognized in the Company’s consolidated financial statements in the period the dividends are approved by the Company’s board of directors.

5.	Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a) Revenue recognition

The Company accounts for its revenue in accordance with IAS 11 Construction Contracts, which requires estimates to be made for contract costs and revenues. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of labor costs incurred to total estimated labor costs. Estimating total direct labor costs is subjective and requires the use of management’s best judgments based on the information available at that time. The Company also provides for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in the estimates are reflected in the period in which they are made and would affect the Company’s revenue and unbilled revenue.

b) Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its trade receivables. The Company uses estimates in arriving at its allowance for doubtful accounts that are based on the age of the outstanding receivables and on its historical collection and loss experience.

c) Provision for self-insured liabilities

The Company self-insures certain risks, including professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using management’s assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques in the determination of the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and increase the Company’s self-insured liabilities and reported expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

d) Share-based payment transactions

The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the date they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions. This estimate also requires determining the most appropriate inputs to the valuation model, including volatility in the price of the Company’s shares, a risk-free interest rate, and the expected hold period to exercise, and making assumptions about them. The expected volatility is based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option. As well, the Company estimates its forfeiture rate for equity-settled transactions based on historical experience in order to determine the compensation expense arising from the share-based awards.

e) Business combinations

In a business combination, the Company may acquire the assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment in determining the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, and favorable and unfavorable leases) acquired and the liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including revenue growth rates, expected operating income, discount rates, and earnings multiples.

f) Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is based on available data from binding sales transactions in an arm’s-length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. In the absence of such data, other valuation techniques can be used to estimate fair value less costs to sell. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested.

The recoverable amount, when based on a discounted cash flow methodology, is most sensitive to the discount rate used, as well as the expected future cash inflows and the growth rate used for extrapolation purposes. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

g) Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, it is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required to establish fair values. The judgments include considerations of inputs such as liquidity risk, credit risk, and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

h) Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada and the United States. The Company’s effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the cash taxes it expects to pay for the current year, as well as a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Such differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity’s domicile. Management assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, on a regular basis, as well as the deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies.

i) Interests in other entities

The Company determines whether it has control over another entity by making judgments about what the relevant activities of that entity are and which party or parties have power to direct those activities, as well as whether or not the Company is exposed to variable returns of the entity. The Company assesses whether it has control, significant influence, or joint control over an entity based on the individual facts and circumstances of each agreement. In the case of a joint arrangement, the Company makes judgments to determine if the arrangement is a joint venture or joint operation, including if it has rights to the individual assets or liabilities, or to the net assets of the entity, and whether unanimous consent is required in making decisions about relevant activities.

6.	Recent Accounting Pronouncements and Changes to Accounting Policies

Recently adopted

Effective January 1, 2013, the Company adopted the following standards and amendments:

—	IFRS 7 Financial Instruments: Disclosures (IFRS 7) – offsetting financial assets and liabilities (amended)
—	IFRS 10 Consolidated Financial Statements (IFRS 10)
—	IFRS 11 Joint Arrangements (IFRS 11)
—	IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
—	IFRS 13 Fair Value Measurement (IFRS 13)
—	IAS 1 Presentation of Financial Statements (IAS 1) (amended)
—	IAS 19 Employee Benefits (IAS 19) (amended)
—	IAS 27 Separate Financial Statements (IAS 27) (amended)
—	IAS 28 Investments in Associates and Joint Ventures (IAS 28) (amended)
—	Annual Improvements (2009–2011 Cycle)

Amendments to IAS 19

Amendments to this standard require termination benefits outside of a wider restructuring to be recognized only when the offer becomes legally binding and cannot be withdrawn. In the context of a wider restructuring, termination benefits are recognized at the same time as other restructuring costs.

Amendments to IAS 27

The amended standard contains accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when the entity prepares separate financial statements. The consolidation portion of this standard was removed upon amendment due to the issuance of IFRS 10.

Amendments to IAS 28

The amended standard sets out the accounting for investments in associates and the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Amendments to IFRS 7

Amendments to this standard require disclosure of information that will allow financial statement users to assess the impact of an entity’s netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and liabilities on the entity’s statement of financial position.

Annual Improvements (2009–2011 Cycle)

The IASB issued Annual Improvements (2009–2011 Cycle) to make necessary but non-urgent amendments to the following: IFRS 1 First-time Adoption of IFRS (IFRS 1); IAS 1 Presentation of Financial Statements; IAS 16 Property, Plant, and Equipment (IAS 16); IAS 32 Financial Instruments: Presentation; and IAS 34 Interim Financial Reporting.

The impact of adopting the amendments to IAS 19, 27, and 28, IFRS 7, and the Annual Improvements (2009–2011 Cycle) did not have a material impact on the financial position or performance of the Company.

The Company applied, for the first time, IFRS 10 and 11, which required retrospective restatement of previous financial statements. IFRS 12 and 13 and amendments to IAS 1 did not have a material impact on the financial position or performance of the Company; however, their adoption resulted in additional disclosure. The nature and effect of IFRS 10, 11, 12, and 13, and the amendments to IAS 1 are disclosed below.

IFRS 10

IFRS 10 establishes a single control model that applies to all entities, including structured entities (formerly called special purpose entities). IFRS 10 changes the definition of control such that the Company determines whether it has control over another entity by making judgments about what the relevant activities of the entity are and which party or parties have the power to direct those activities, as well as whether or not the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. In the case of joint arrangements, the Company makes judgments to determine if joint control exists by reviewing whether unanimous consent is required to make decisions about relevant activities.

As a result of adopting IFRS 10, the Company reviewed its agreements of interests in other entities to determine whether the Company had control, joint control, or significant influence over each entity as at January 1, 2013, as defined in IFRS 10. The adoption of the new control concept did not result in a material change to the consolidation conclusion for the Company’s subsidiaries or structured entities, but did result in classification changes to certain associated entities and investments in joint arrangements.

IFRS 11

Under IFRS 11, joint arrangements must be classified as either joint ventures or joint operations. The Company makes judgments to determine if an arrangement is a joint venture or joint operation, which are based on the rights and obligations arising from the contractual arrangement between the parties. Joint arrangements that provide the Company with rights to the net assets of the arrangement are classified as joint ventures, and joint arrangements that provide the Company with rights to the individual assets and obligations arising from the arrangement are classified as joint operations.

The Company is no longer permitted to account for joint ventures using proportionate consolidation. Instead, joint ventures must be accounted for using the equity method. Investments in associates continue to be accounted for using the equity method. The equity method of accounting did not change from the description provided in the Company’s significant accounting policies. If a joint arrangement is classified as a joint operation, the Company recognizes its share of assets, liabilities, revenues, and expenses of the joint operation, combining them line by line with similar items in the Company’s consolidated financial statements.

Restatement of comparative figures

As a result of the retrospective application of IFRS 10 and 11 and amendments to IAS 27 and 28, certain line items in the Company’s consolidated financial statements were restated. In particular, proportionate consolidation was removed, and after completing a review of the Company’s joint arrangements, certain entities were categorized as

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

joint ventures, joint operations, or associates, and the applicable accounting method was applied. The adoption of these standards had an immaterial impact on the Company’s January 1, 2012, and December 31, 2012, consolidated statements of financial position, as well as an immaterial impact on its 2012 retained earnings, basic and diluted earnings per share, and on its operating, investing, and financing cash flows.

The following table summarizes the adjustments made to the Company’s consolidated statements of income for the year ended December 31, 2012:

	For the year ended December 31, 2012

(In thousands of Canadian dollars)	As Previously Reported $	Adjustments $	As Restated $

Gross revenue	1,882,900	(12,641)	1,870,259
Subconsultant and other direct expenses	326,506	(10,061)	316,445

Net revenue	1,556,394	(2,580)	1,553,814
Direct payroll costs	700,853	(1,196)	699,657

Gross margin	855,541	(1,384)	854,157
Administrative and marketing expenses	633,171	(1,085)	632,086
Depreciation of property and equipment	27,875	(26)	27,849
Net interest expense	8,658	23	8,681
Share of income from joint ventures and associates	(1,765)	(261)	(2,026)
Income taxes – current	44,661	(145)	44,516
Income taxes – deferred	(1,070)	(7)	(1,077)

Overall impact on net income for the year		117

IFRS 12

IFRS 12 sets out the requirements for disclosure relating to an entity’s interest in subsidiaries, joint arrangements, associates, and structured entities (note 13).

IFRS 13

IFRS 13 establishes a single source of guidance under IFRS for all fair-value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. Its application did not have a material impact on the fair value measurements carried out by the Company. IFRS 13 requires specific disclosures on fair values; some of these replace existing disclosure requirements in other standards (note 22). Since IFRS 13 is applied prospectively, comparative disclosures for prior periods are not required.

Amendments to IAS 1

Amendments to IAS 1 introduce a grouping of items presented in other comprehensive income. Items that could be reclassified (or recycled) to profit or loss at a future point in time now have to be presented separately from items that will never be reclassified. The amendment affected presentation only and had no impact on the financial position or performance of the Company.

Future adoptions

The listing below includes issued standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. Unless otherwise noted, retrospective application is required and early adoption permitted. Unless otherwise noted, the Company is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

currently considering the impact of adopting these standards and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

Financial instruments

IFRS 9 Financial Instruments (IFRS 9) is being issued in three phases that, when complete, will replace the existing standard, IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). The three phases are: Classification and Measurement, Impairment, and Hedge Accounting.

—	In November 2009, the first version of IFRS 9 included classification and measurement requirements for financial assets. It replaced multiple models with a single model that has only two classification categories: amortized cost and fair value.

—	In October 2010, a revised version of IFRS 9 included classification and measurement requirements for financial liabilities and requirements for the derecognition of financial assets and financial liabilities. It requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, instead of in profit or loss.

—	In December 2011, limited amendments were made to IFRS 9.

—	In November 2013, a revised version of IFRS 9 included new hedge accounting requirements with the aim of better reflecting an entity’s risk management activities in their financial statements. In addition, it requires that changes in the fair value of an entity’s own debt caused by changes in its own credit quality be recognized in other comprehensive income and not in profit or loss.

IFRS 9 is currently available for adoption. There is no required effective date as further amendments are expected to be made to the classification and measurement requirements and to the impairment model before a final standard is issued. Once a final version of IFRS 9 is available, a mandatory effective date will be set.

Financial instruments: Presentation

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation (IAS 32). The amendments clarify when an entity has a legally enforceable right to set-off, as well as clarify the application of offsetting criteria related to some settlement systems that may be considered the same as net settlement. The amendments to IAS 32 are applicable for annual periods beginning on or after January 1, 2014.

Recoverable amount disclosures

In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets (IAS 36) – Recoverable Amount Disclosures for Non-Financial Assets. These amendments clarify that an entity is required to disclose information about the recoverable amount of an impaired asset (including goodwill or a CGU) if the recoverable amount is based on the fair value less cost to sell methodology. The amendment also sets out other disclosure requirements for non-financial assets. The amendments to IAS 36 are applicable for annual periods beginning on or after January 1, 2014.

Annual improvements to IFRSs

In December 2013, the IASB issued Annual Improvements (2010–2012 Cycle) to make necessary but non-urgent amendments to the following: IFRS 2 Share-based Payment; IFRS 3 Business Combinations (IFRS 3); IFRS 8 Operating Segments; IFRS 13; IAS 16; IAS 24 Related Party Disclosures; and IAS 38 Intangible Assets. These amendments are required to be applied prospectively for annual periods beginning on or after July 1, 2014, except for the amendment to IFRS 13 that affects only the Basis for Conclusions and is therefore effective immediately.

In December 2013, the IASB also issued Annual Improvements (2011–2013 Cycle) to make necessary but non-urgent amendments to the following: IFRS 1; IFRS 3; IFRS 13; and IAS 40 Investment Property. These amendments are required to be applied prospectively for annual periods beginning on or after July 1, 2014, except for the amendment to IFRS 1 that affects only the Basis for Conclusions and is therefore effective immediately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

7.	Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed, which may result in an increase in or reduction to the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

In addition, consideration specified in certain purchase agreements may be based on future performance parameters. This contingent consideration is recognized at its fair value at the acquisition date. Any changes to the fair value after the acquisition date are recorded in other expense (income).

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2013

On May 31, 2013, the Company acquired certain assets and liabilities, and the business of IBE Consulting Engineers, Inc. (IBE) for cash consideration and notes payable. Based in Sherman Oaks, California, IBE specializes in high-performance, sustainable design of mechanical, electrical, and plumbing systems for education, healthcare, commercial, cultural, and government facilities. IBE’s capabilities enhance the Company’s buildings engineering presence on the US West Coast.

On May 31, 2013, the Company acquired certain assets and liabilities, and the business of Ashley-Pryce Interior Designers Inc. (AP/ID) for cash consideration and promissory notes. Based in Vancouver, British Columbia, AP/ID is known for its corporate office consulting and strategic workplace planning services. AP/ID provides full interior design services to a variety of clients, from law firms and government agencies to banks and mining companies. The addition of AP/ID enhances the Company’s interior design presence in British Columbia.

On June 28, 2013, the Company acquired certain assets and liabilities, and the business of Roth Hill, LLC (Roth Hill) for cash consideration and notes payable. Based in Bellevue, Washington, Roth Hill is a civil engineering firm with expertise in infrastructure design and an extensive project portfolio designing systems for every facet of collection, distribution, and treatment of water and wastewater. Roth Hill expands the Company’s water and wastewater capabilities in the Pacific Northwest.

On November 1, 2013, the Company acquired certain assets and liabilities, and the business of JDA Architects Limited (JDA) for cash consideration and promissory notes. Based in Halifax, Nova Scotia, JDA provides architectural design services for public safety, healthcare, industrial, and commercial buildings. The addition of JDA complements the Company’s existing presence in Atlantic Canada.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

On November 29, 2013, the Company acquired certain assets and liabilities, and the business of Cambria Gordon Ltd. (CGL) for cash consideration and notes payable. Based in Terrace, British Columbia, CGL provides environmental management services to industry, government, and First Nations. The addition of CGL expands the Company’s environmental services in northwest British Columbia.

Acquisitions in 2012

On May 18, 2012, the Company acquired certain assets and liabilities, and the business of PHB Group Inc. (PHB) for cash consideration and notes payable. Based in St. John’s, Newfoundland and Labrador, PHB provides architecture and interior design services and offers a full range of pre-design services, such as site-selection studies, life safety studies, building condition reports, feasibility studies, master planning, programming, and project management services. PHB’s architectural services complemented the Company’s existing Buildings Engineering, Geotechnical Engineering, and Environmental Services practices in Newfoundland and Labrador.

On May 25, 2012, the Company acquired all the shares and business of ABMB Engineers, Inc. (ABMB) for cash consideration and promissory notes. ABMB is based in Baton Rouge, Louisiana, and also has offices in Jackson, Vicksburg, and Madison, Mississippi; and New Orleans, Louisiana. ABMB provides transportation and infrastructure engineering services to a variety of clients. The addition of ABMB grew the Company’s Transportation practice in the US Southeast, while providing a new presence for the Company in Mississippi.

On August 24, 2012, the Company acquired all the shares and business of Cimarron Engineering Ltd. (Cimarron) for cash consideration and notes payable. Based in Calgary, Alberta, with an additional office in Edmonton, Alberta, Cimarron specializes in the development, design, installation, and integrity maintenance of oil and gas pipeline systems and station facilities, with a focus on upstream and transmission applications. Cimarron also has a power division that specializes in designing medium- to high-voltage electrical systems for utility and oil and gas clients. The addition of Cimarron enhanced the Company’s Oil and Gas and Power practices throughout North America.

On November 30, 2012, the Company acquired the net assets and business of Corzo Castella Carballo Thompson Salman, P.A. (C3TS) for cash consideration and notes payable. C3TS is headquartered in Coral Gables, Florida, and has offices in Fort Lauderdale, Boca Raton, West Palm Beach, and Orlando, Florida. C3TS provides transportation and civil engineering, architecture, and environmental engineering services to major transportation agencies, municipalities, and educational institutions across Florida. The firm’s capabilities augmented the Company’s multidiscipline engineering and environmental services in Florida and the southeastern United States.

On November 30, 2012, the Company acquired certain assets and liabilities, and the business of Architecture 2000 Inc. for cash consideration and notes payable. Based in Moncton, New Brunswick, Architecture 2000 Inc. is an architecture, interior design, master/urban planning, and project management firm. The addition of Architecture 2000 Inc. augmented the Company’s Canadian architecture presence and diversified its existing presence in Atlantic Canada.

On December 14, 2012, the Company acquired all the shares and business of Greenhorne & O’Mara, Inc. (G&O) for cash consideration and notes payable. G&O is headquartered in Laurel, Maryland, and has offices in several states, including Maryland, Virginia, West Virginia, Ohio, North Carolina, Pennsylvania, and Florida. G&O is a transportation, environment, and infrastructure and design firm. The G&O addition complemented the Company’s existing presence in the US East.

On December 14, 2012, the Company acquired certain assets and liabilities, and the business of Landmark Survey and Mapping, Inc. (LSM) for cash consideration and notes payable. LSM is a survey and mapping firm located in Pennsylvania, specializing in serving the energy industry and with particular expertise in oil and gas, power, and coal. The addition of LSM bolstered the Company’s emerging oil and gas presence in the region.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

During 2013, the Company finalized the estimated fair value of assets acquired and liabilities assumed for the PHB, ABMB, Cimarron, C3TS, Architecture 2000 Inc., G&O, LSM, AP/ID, and Roth Hill acquisitions. The Company expects to finalize the estimated fair value of assets acquired and liabilities assumed for the IBE, JDA, and CGL acquisitions in the first quarter of 2014.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

(In thousands of Canadian dollars)	Notes	Total 2013 $	Total 2012 $

Cash consideration		6,286	52,766
Notes payable		5,158	49,378

Consideration		11,444	102,144

Assets and liabilities acquired
Cash acquired		-	2,915
Bank indebtedness assumed		-	(2,720)
Non-cash working capital		(462)	35,395
Property and equipment	10	792	6,542
Investments		-	2
Other financial assets		-	817
Intangible assets	12
Client relationships		3,329	12,995
Contract backlog		761	5,854
Lease disadvantages		(13)	(1,353)
Software		-	290
Other		319	1,431
Provisions	17	-	(1,291)
Other liabilities		1,994	(2,189)
Long-term debt		(401)	(12,984)
Deferred income taxes	25	(2,398)	(7,034)

Total identifiable net assets at fair value		3,921	38,670
Goodwill arising on acquisitions	11	7,523	63,474

Consideration		11,444	102,144

Trade receivables assumed from acquired companies are recognized at their fair value at the time of acquisition. In 2013, no trade receivables were acquired. The trade receivables acquired in fiscal 2012 had a fair value of $35,376,000 and gross value of $37,451,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2013, $9,998,000 (2012 – $25,322,000) is deductible for income tax purposes.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and lease exit liabilities. During 2013, the Company did not assume any provisions for claims relating to current year acquisitions (2012 – $882,000). As at the reporting date, provisions for claims outstanding from prior acquisitions were reassessed and determined to be $4,865,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 14). The Company did not acquire any indemnification assets in the current year.

For business combinations that occurred in 2013, the Company estimates that gross revenue earned in 2013, since the acquired entities’ acquisition dates, is $6,843,000. For business combinations that occurred in 2012, the Company estimates that gross revenues, earned in fiscal year 2012, since the acquired entities’ acquisition dates, is $41,816,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2013 had taken place at the beginning of 2013, gross revenue from continuing operations for the year ended December 31, 2013, would have been $2,250,105,000 and the profit from continuing operations for the Company would have been $147,548,000. If the business combinations that occurred in 2012 had taken place at the beginning of 2012, gross revenue from continuing operations for the fiscal year 2012 would have been $2,017,557,000 and the profit from continuing operations for the Company would have been $123,583,000.

In 2013, directly attributable acquisition-related costs of $936,000 (2012 – $512,000) have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Cash consideration (net of cash acquired)	6,286	49,851
Payments on notes payable from previous acquisitions	37,253	52,168

Total net cash paid	43,539	102,019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

The total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2011	82,355
Additions for acquisitions in the year	49,378
Other adjustments	70
Payments	(52,168)
Interest	543
Impact of foreign exchange	(620)

December 31, 2012	79,558
Additions for acquisitions in the year	5,158
Other adjustments	2,068
Payments	(37,253)
Interest	675
Impact of foreign exchange	2,426

December 31, 2013	52,632

During 2013, pursuant to price adjustment clauses included in the purchase agreements, the Company adjusted the notes payable for the following acquisitions: TetrES Consultants Inc; Natural Resources Consulting, Inc.; WilsonMiller Inc.; Anshen & Allen Architecture, Inc (Anshen + Allen); Burt Hill Inc.; QuadraTec, Inc.; Caltech Group; Bonestroo, Inc. and Bonestroo Services, LLC (Bonestroo); FSC Architects and Engineers (FSC); ENTRAN, Inc.; ABMB; Cimarron; C3TS; Architecture 2000 Inc.; G&O; and Roth Hill. These adjustments impacted non-cash working capital.

During 2012, pursuant to price adjustment clauses in the purchase agreements, the Company adjusted the notes payable for the following acquisitions: Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited; WilsonMiller Inc.; Anshen + Allen; ECO:LOGIC Engineering; Street Smarts, Inc. and Data Smarts, LLC; Burt Hill Inc.; QuadraTec, Inc.; Caltech Group; Bonestroo; FSC; ENTRAN, Inc.; ABMB; PHB; Cimarron; and LSM. These adjustments impacted non-cash working capital.

8.	Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Cash	140,267	38,398
Unrestricted investments	2,289	625
Cash held in escrow	474	1,685

Cash and cash equivalents	143,030	40,708

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

As part of the G&O acquisition (note 7), $1,685,000 (US$1,693,000) was placed in an escrow account and a portion of this amount was settled in 2013. The remaining $474,000 (US$446,000) will be settled based on the outcome of price adjustment clauses included in the purchase agreement. A corresponding obligation was also recorded on acquisition and is included in other notes payable.

9.	Trade and Other Receivables

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Trade receivables, net of allowance	376,159	348,301
Holdbacks, current	3,423	4,433
Other	5,325	717

Trade and other receivables	384,907	353,451

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance determined, in part, on the age of the outstanding receivables and on the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Balance, beginning of the year	16,551	11,969
Provision for doubtful accounts	6,336	7,209
Deductions	(3,978)	(2,498)
Impact of foreign exchange	407	(129)

Balance, end of the year	19,316	16,551

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	120+ $

December 31, 2013	395,475	203,840	102,858	33,659	17,757	37,361

December 31, 2012 (Restated)	364,852	176,305	101,887	34,512	20,855	31,293

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

10. Property and Equipment

(In thousands of Canadian dollars)	Engineering Equipment $	Office Equipment $	Automotive Equipment $	Leasehold Improvements $	Assets under Finance Leases $	Buildings $	Land $	Total $

Cost
January 1, 2012 *	93,059	46,823	8,370	71,150	2,046	7,254	1,313	230,015
Additions *	12,776	4,752	2,039	10,743	381	-	-	30,691
Additions arising on acquisitions	1,809	960	289	1,211	2,273	-	-	6,542
Disposals	(5,525)	(682)	(539)	(4,378)	-	-	-	(11,124)
Transferred to held for sale	-	-	-	-	-	-	(27)	(27)
Transfers	160	871	-	-	(1,031)	-	-	-
Impact of foreign exchange	(720)	(285)	(95)	(473)	14	(59)	(14)	(1,632)

December 31, 2012 *	101,559	52,439	10,064	78,253	3,683	7,195	1,272	254,465
Additions	17,185	8,873	2,745	24,399	133	183	-	53,518
Additions arising on acquisitions	30	174	73	399	116	-	-	792
Disposals	(21,651)	(6,384)	(1,000)	(11,301)	(351)	-	-	(40,687)
Transferred to held for sale	-	-	-	-	-	(1,603)	(298)	(1,901)
Transfers	496	549	304	-	(1,349)	-	-	-
Impact of foreign exchange	2,504	1,046	487	1,670	110	205	43	6,065

December 31, 2013	100,123	56,697	12,673	93,420	2,342	5,980	1,017	272,252

Accumulated depreciation
January 1, 2012 *	57,167	28,776	5,676	27,573	1,003	2,057	-	122,252
Current year depreciation *	11,582	4,259	1,124	9,697	422	765	-	27,849
Disposals	(5,012)	(322)	(458)	(3,995)	-	-	-	(9,787)
Transfers	112	470	-	-	(582)	-	-	-
Impact of foreign exchange	(401)	(188)	(67)	(169)	(2)	(16)	-	(843)

December 31, 2012 *	63,448	32,995	6,275	33,106	841	2,806	-	139,471
Current year depreciation	12,899	5,154	1,716	11,376	587	657	-	32,389
Disposals	(18,865)	(5,517)	(853)	(10,243)	(74)	-	-	(35,552)
Transferred to held for sale	-	-	-	-	-	(754)	-	(754)
Transfers	209	378	24	62	(673)	-	-	-
Impact of foreign exchange	1,472	668	282	653	(4)	93	-	3,164

December 31, 2013	59,163	33,678	7,444	34,954	677	2,802	-	138,718

Net book value
December 31, 2012 *	38,111	19,444	3,789	45,147	2,842	4,389	1,272	114,994

December 31, 2013	40,960	23,019	5,229	58,466	1,665	3,178	1,017	133,534

* Restated

Included in leasehold improvements is construction work in progress in the amount of $3,919,000 (2012 – $1,083,000), on which depreciation has not started. The Company entered into finance leases for certain office and automotive equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

11. Goodwill

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Net goodwill, beginning of the year	566,784	509,028
Current year acquisitions	7,523	63,474
Impact of foreign exchange	20,519	(5,718)

Net goodwill, end of the year	594,826	566,784

Gross goodwill, end of the year	772,826	744,784
Accumulated impairment losses	(178,000)	(178,000)

Net goodwill, end of the year	594,826	566,784

Goodwill arising on acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

The Company allocates goodwill to its CGUs, which are also its operating segments. These CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. The Company has defined its CGUs as Canada, the United States, and International. The Company does not monitor goodwill at or allocate goodwill to its practice area units.

On October 1, 2013, and October 1, 2012, the Company performed its annual goodwill impairment test in accordance with its policy as described in note 4. Based on the results of these tests, the Company concluded that the recoverable amount of its CGUs exceeded their carrying amount and, therefore, goodwill was not impaired.

The Company has allocated its goodwill to its CGUs as follows:

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Canada	290,009	286,127
United States	304,817	280,657

Allocated	594,826	566,784

Management believes that the methodology used to test impairment of goodwill, which involves a significant number of judgments and estimates, provides a reasonable basis for determining whether an impairment has occurred. Many of the factors used in determining whether or not goodwill is impaired are outside management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated. It is reasonably likely that assumptions and estimates will change in future periods and could have a significant impact on the recoverable amount of a CGU, resulting in impairments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Valuation techniques

When performing the goodwill impairment test, the Company compares the recoverable amount of its CGUs to their respective carrying amounts. If the carrying amount of a CGU is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statements of financial position and recognized as a non-cash impairment charge in income.

The Company estimates the recoverable amount by using the fair value less costs to sell approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions. The Company uses cash flow projections from financial forecasts approved by senior management covering a five-year period. For its October 1, 2013, and October 1, 2012, impairment test, the Company discounted its CGUs’ cash flows using after-tax discount rates ranging from 10.0% to 12.0%. To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period (note 5).

The Company validates its estimate of the fair value of each CGU under the income approach by comparing the resulting multiples to multiples derived from comparable public companies and comparable private company transactions. The Company reconciles the total of the fair values of its CGUs with its market capitalization to determine if the sum of the individual fair values is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair values of the CGUs, the Company reviews and adjusts, if appropriate, the discount rates by CGUs and considers if the implied control premium is reasonable in light of current market conditions. The fair value measurement was categorized as a level 3 fair value based on the inputs in the valuation technique used (note 22).

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company’s share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment, the Company may need to test its goodwill for impairment between its annual testing periods. In addition, it is possible that changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value of the Company’s goodwill could cause its CGUs to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

Key assumptions

The calculation of fair value less costs to sell for all CGUs is most sensitive to the following assumptions:

—	Operating margins based on actual experience and management’s long-term projections.

—	Discount rates reflecting investors’ expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. This rate is further adjusted to reflect risks specific to the CGU for which future estimates of cash flows have not been adjusted.

—	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

Sensitivity to changes in assumptions

As at October 1, 2013, the recoverable amount of the Company’s Canadian and US CGUs exceeded their carrying amount. For the assessment of fair value less costs to sell, management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount of the Canadian or US CGU to exceed its recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

12. Intangible Assets

(In thousands of Canadian dollars)	Client Relationships $	Contract Backlog $	Software $	Other $	Total $	Total Lease Disadvantage (note 18) $

Cost
December 31, 2011	74,496	10,827	26,734	3,808	115,865	(6,002)
Additions	-	-	13,914	-	13,914	-
Additions – internal development	-	-	884	-	884	-
Additions arising on acquisitions	12,995	5,854	290	1,431	20,570	(1,353)
Removal of fully amortized assets	(741)	(4,885)	(4,310)	(1,373)	(11,309)	-
Impact of foreign exchange	(915)	(173)	(2)	(31)	(1,121)	120

December 31, 2012	85,835	11,623	37,510	3,835	138,803	(7,235)
Additions	-	-	9,772	-	9,772	-
Additions – internal development	-	-	105	-	105	-
Additions arising on acquisitions	3,329	761	-	319	4,409	(13)
Removal of fully amortized assets	(789)	(7,670)	(673)	(2,486)	(11,618)	984
Impact of foreign exchange	3,440	571	55	93	4,159	(500)

December 31, 2013	91,815	5,285	46,769	1,761	145,630	(6,764)

Accumulated amortization
December 31, 2011	27,667	4,412	9,581	2,158	43,818	(1,051)
Current year amortization	6,431	6,296	6,986	1,346	21,059	(1,051)
Removal of fully amortized assets	(741)	(4,885)	(4,310)	(1,373)	(11,309)	-
Impact of foreign exchange	(394)	(93)	(9)	(17)	(513)	27

December 31, 2012	32,963	5,730	12,248	2,114	53,055	(2,075)
Current year amortization	7,294	5,342	9,675	982	23,293	(2,058)
Removal of fully amortized assets	(789)	(7,670)	(673)	(2,486)	(11,618)	984
Impact of foreign exchange	1,544	410	38	51	2,043	(208)

December 31, 2013	41,012	3,812	21,288	661	66,773	(3,357)

Net book value
December 31, 2012	52,872	5,893	25,262	1,721	85,748	(5,160)

December 31, 2013	50,803	1,473	25,481	1,100	78,857	(3,407)

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recorded any intangible assets with indefinite lives. Included in software are finance leases with a net book value of $10,058,000 (2012 – $10,433,000) and $346,000 (2012 – $241,000) in internally generated software that is not ready for use and, therefore, is not being amortized.

In accordance with its accounting policies in note 4, the Company tests intangible assets for recoverability when events or a change in circumstances indicate that their carrying amount may not be recoverable. In determining indicators of impairment of intangible assets, the Company considers external sources of information such as prevailing economic and market conditions. It also considers internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the Company determines recoverability based on an estimate of discounted cash flows, using the fair value less costs to sell method, and the measurement of impairment loss is based on the amount that the carrying amount of an intangible

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

asset exceeds its recoverable amount. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. During 2013, the Company concluded that there were no indicators of impairment to intangible assets.

13. Investments in Joint Ventures and Associates

The Company has interests in a number of individually immaterial joint ventures and associates. The Company’s joint ventures and associates are private entities that are not listed on any public exchange. All operations are continuing. The Company has no share of any contingent liabilities or capital commitments in its joint ventures as at December 31, 2013, and December 31, 2012.

Movement in investments in joint ventures and associates	December 31 2013 $	December 31 2012 $
(In thousands of Canadian dollars)

		(Restated)

Balance, beginning of the year	5,286	3,980
Equity contribution	96	-
Share of total comprehensive income	2,276	2,026
Dividends/distributions received	(2,685)	(724)
Impact of foreign exchange	23	4

Balance, end of the year	4,996	5,286

To support the activities of certain joint ventures and associates, the Company and the other investors in the joint ventures have agreed to make additional contributions, in proportion to their interests, to make up any losses, if required. In addition, for certain joint ventures and associates, the profits will not be distributed until the parties to the arrangement provide consent for distribution.

14. Other Financial Assets

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Investments held for self-insured liabilities	92,503	67,590
Investments	1,723	2,063
Holdbacks on long-term contracts	6,188	5,392
Indemnifications	1,377	1,762
Future sublease revenue	2,405	4,001
Other	385	553

	104,581	81,361
Less current portion	21,418	17,670

Long-term portion	83,163	63,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income.

The fair value of the bonds at December 31, 2013, was $59,310,000 (2012 – $46,358,000), the fair value of the equities was $30,115,000 (2012 – $21,232,000), and the fair value of the term deposits was $3,078,000 (2012 – nil). The amortized cost of the bonds at December 31, 2013, was $59,079,000 (2012 – $45,830,000) the cost of the equities was $23,635,000 (2012 – $18,735,000), and the cost of the term deposits was $3,078,000 (2012 – nil). The bonds bear interest at rates ranging from 0.50% to 5.28% per annum (2012 – 0.38% to 5.50%). The term deposits mature at various dates prior to June 2014.

The term to maturity of the bond portfolio, stated at fair value, is as follows:

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Within one year	15,966	13,797
After one year but not more than five years	43,344	32,561

Total	59,310	46,358

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 17). During 2013, the Company decreased provisions and indemnification assets relating to prior acquisitions by $385,000 (2012 – $930,000) because of new information obtained in the year.

Future sublease revenue

When the Company ceases to use an office space under an operating lease arrangement or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments, as well as an asset for the present value of the future rental income that is virtually certain.

15. Trade and Other Payables

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Trade accounts payable	85,100	63,811
Employee and payroll liabilities	141,957	119,343
Accrued liabilities	32,056	28,572

	259,113	211,726

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

16. Long-Term Debt

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Non-interest-bearing note payable	257	235
Other notes payable	52,953	81,371
Bank loan	51,053	80,663
Senior secured notes	124,396	124,198
Finance lease obligations	9,414	12,829

	238,073	299,296
Less current portion	37,130	42,888

Long-term portion	200,943	256,408

Other notes payable

The weighted average rate of interest on the other notes payable is 3.10% (2012 – 2.82%). The notes may be supported by promissory notes and are due at various times from 2014 to 2016. The aggregate maturity value of the notes is $53,379,000 (2012 – $82,439,000). At December 31, 2013, $26,277,000 (US$24,706,000) (2012 – $41,555,000 (US$41,768,000)) of the notes’ carrying amount was payable in US funds.

Bank loan

During the third quarter of 2013, the Company reached an agreement to extend the maturity date of its $350-million revolving credit facility under the same terms and conditions to August 31, 2017. This facility allows the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit.

At December 31, 2013, $51,053,000 (US$48,000,000) of the bank loan was payable in US funds. At December 31, 2012, $65,663,000 (US$66,000,000) of the bank loan was payable in US funds and $15,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 24). The average interest rate applicable at December 31, 2013, was 1.37% (2012 – 1.60%) (note 26).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At December 31, 2013, the Company had issued and outstanding letters of credit, expiring at various dates before January 2015, totaling $222,000 (2012 – $4,639,000), payable in Canadian funds, and $950,000 (US$893,000) (2012 – $1,240,000 (US$1,246,000)), payable in US funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2013, $297,775,000 (2012 – $263,458,000) was available in the revolving credit facility for future activities.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At December 31, 2013, the Company had issued bonds under this surety facility

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

totaling $945,000 (2012 – nil) in Canadian funds, and $3,765,000 (US$3,540,000) (2012 – $11,061,000 (US$11,118,000)) issued in US funds. These bonds expire at various dates before April 2020.

The Company has a bid bond facility, expiring on August 31, 2017, in the amount of $10 million. This facility allows the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in an international currency. At December 31, 2013, $7,036,000 (2012 – $1,998,000) was issued under this bid bond facility and was payable in various international currencies and expiring at various dates before November 2014.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 24). All Company assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software, automotive and office equipment. At December 31, 2013, the Company’s finance lease obligations included finance leases bearing interest at rates ranging from 0.78% to 12.98% (2012 – 0.78% to 13.06%). These finance leases expire at various dates before August 2017.

Future minimum lease payments under finance leases, together with the present value of the net minimum lease payments, are as follows:

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Within one year	5,491	4,945
After one year but not more than five years	4,544	8,596

Total minimum lease payments	10,035	13,541

Present value of minimum lease payments	9,414	12,829

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

17. Provisions

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Provision for self-insured liabilities	47,628	36,381
Provisions for claims	6,946	8,717
Onerous contracts	7,012	6,724

	61,586	51,822
Less current portion	12,047	14,863

Long-term portion	49,539	36,959

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company’s insurance coverage. Based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than those recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management reviews the timing of the outflows of these provisions on a regular basis. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Provision, beginning of the year	36,381	36,662
Current-year provision	16,807	10,612
Payment for claims settlement	(7,263)	(10,396)
Impact of foreign exchange	1,703	(497)

Provision, end of the year	47,628	36,381

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At December 31, 2013, the long-term portion was $44,553,000 (2012 – $34,097,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Provisions for claims

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Provisions, beginning of the year	8,717	11,554
Current-year provisions	1,413	177
Claims from acquisitions	-	882
Claims paid or otherwise settled	(3,310)	(3,860)
Impact of foreign exchange	126	(36)

Provisions, end of the year	6,946	8,717

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 7 and 14).

Onerous contracts

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Liability, beginning of the year	6,724	10,233
Current-year provisions	5,465	1,647
Resulting from acquisitions	-	409
Costs paid or otherwise settled	(5,552)	(5,401)
Impact of foreign exchange	375	(164)

Liability, end of the year	7,012	6,724

Onerous contracts consist of lease exit liabilities and sublease losses (note 4g). Payments for onerous contracts will occur until December 2024.

18. Other Liabilities

(In thousands of Canadian dollars)	Notes	December 31 2013 $	December 31 2012 $

Deferred gain on sale leaseback		3,131	3,567
Lease inducement benefits		40,679	32,666
Lease disadvantages	12	3,407	5,160
Deferred share units payable	21	12,198	5,788
Restricted share units payable	21	3,598	2,456
Liability for uncertain tax positions		4,779	1,791

		67,792	51,428
Less current portion		9,837	8,650

Long-term portion		57,955	42,778

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

19. Commitments

The Company has entered into various operating lease commitments, including commitments for annual basic premises rent under long-term leases, storage facilities, and equipment and vehicle operating leases. The Company also entered into purchase obligations for software support and equipment. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

Future minimum rentals payable under non-cancellable operating leases and purchase obligations as at December 31, 2013, are as follows:

(In thousands of Canadian dollars)	$

Within one year	107,832
After one year but not more than five years	319,607
More than five years	141,016

568,455

The premises rental expense for the year ended December 31, 2013, was $90,822,000 (2012 – $76,713,000).

Sublease rental income for the year ended December 31, 2013, was $4,565,000 (2012 – $3,669,000). Future minimum sublease payments expected to be received under non-cancellable sublease agreements as at December 31, 2013, are $5,646,000 (2012 – $5,995,000).

20. Contingencies and Guarantees

The nature of the Company’s legal claims and the provisions recorded for these claims are described in note 17. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will accrue no provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

During 2009, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If the guarantee is exercised, the Company has recourse to its insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. At December 31, 2013, $155,000 of this guarantee has been exercised, but the Company has not made any payments under this guarantee and no amounts have been accrued in the consolidated financial statements with respect to the guarantee. This guarantee expires on July 15, 2014.

In the normal course of business, the Company provides indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications will vary based upon the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications.

Historically, the Company has not made any material payments under such indemnifications, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications.

21. Share Capital

Authorized

Unlimited      Common shares, with no par value

Unlimited      Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During the second quarter of 2013, the Company did not renew its normal course issuer bid with the TSX, which expired on May 31, 2013.

During 2013, the Company recognized a share-based compensation expense of $12,707,000 (2012 – $7,507,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $3,778,000 (2012 – $2,805,000) related to the fair value of options granted and $8,929,000 (2012 – $4,702,000) related to cash-settled share-based compensation (deferred share units and restricted share units).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Share options

Under the Company’s share option plan, options to purchase common shares may be granted by the board of directors to officers and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives of seven years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 4,487,026 common shares. At December 31, 2013, 743,570 (2012 – 1,165,400) options were available for issue.

The Company has granted share options to officers and employees to purchase 1,305,415 shares at prices between $28.65 and $41.75 per share. These options expire on dates between August 17, 2014, and February 26, 2020.

	December 31 2013		December 31 2012

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the year	1,475,823	28.79	1,578,300	26.64
Granted	455,000	41.75	375,500	29.75
Exercised	(592,238)	27.87	(460,309)	22.17
Forfeited	(33,170)	33.81	(17,668)	28.90

Share options, end of the year	1,305,415	33.60	1,475,823	28.79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

The options held by officers and employees at December 31, 2013, were as follows:

Options Outstanding				Options Exercisable

Range of Exercise Prices $	Outstanding #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Shares Exercisable #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $

28.65 – 30.61	862,415	3.58	29.42	508,766	2.74	29.45
41.75	443,000	6.16	41.75	-	-	-

28.65 – 41.75	1,305,415	4.46	33.60	508,766	2.74	29.45

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

In 2013, the Company granted 455,000 (2012 – 375,500) share options. The estimated fair value of options granted at the share market price on the grant date was $11.18 (2012 – $8.47) and was determined using the weighted average assumptions indicated below:

	2013	2012

Volatility in the price of the Company’s shares (%)	34.96	39.08
Risk-free interest rate (%)	1.44	1.39
Expected hold period to exercise (years)	4.50	4.50
Dividend yield (%)	1.58	2.00
Exercise price ($)	41.75	29.75

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected hold period of the share option. The risk-free interest rate for the expected hold period of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period prior to exercising the option.

A summary of the status of the Company’s non-vested options as of December 31, 2013, and of changes in the year, are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the year	617,053	9.56
Granted	455,000	11.18
Vested	(245,731)	9.66
Forfeited	(29,673)	10.17

Non-vested share options, end of the year	796,649	10.43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

As at December 31, 2013, 796,649 (2012 – 617,053) options remained unvested. As at December 31, 2013, a total compensation cost of $3,019,000 (2012 – $2,035,000) related to the Company’s share option plans remains unrecognized. This cost is expected to be recognized over a weighted average period of 0.85 years (2012 – 0.92 years).

Dividends

The holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The following table describes the dividends declared and recorded in the consolidated financial statements in 2013 and 2012.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

February 15, 2012	March 30, 2012	April 17, 2012	0.150	6,856,000
May 9, 2012	June 29, 2012	July 19, 2012	0.150	6,863,000
August 2, 2012	September 28, 2012	October 18, 2012	0.150	6,882,000
October 31, 2012	December 31, 2012	January 17, 2013	0.150	6,897,000
February 20, 2013	March 28, 2013	April 18, 2013	0.165	7,611,000
May 8, 2013	June 28, 2013	July 18, 2013	0.165	7,625,000
July 31, 2013	September 27, 2013	October 17, 2013	0.165	7,649,000
October 30, 2013	December 31, 2013	January 16, 2014	0.165	-

As at December 31, 2013, trade and other payables include $7,684,000 related to the dividends declared on October 30, 2013.

Deferred share units

Under the Company’s deferred share unit plan, the chief executive officer (CEO) and directors of the board of the Company may receive deferred share units equal to one common share. These units vest on their grant date. They are paid out to the CEO and directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in the form of cash. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. Deferred share units cannot be paid in the form of Company shares. These units are recorded at fair value. Deferred share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date. During 2013, 35,267 deferred share units were issued (2012 – 40,789). As at December 31, 2013, 182,003 units were outstanding at the fair value of $12,198,000 (2012 – 146,736 units at the fair value of $5,788,000).

Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents may receive restricted share units equal to one common share. The senior vice presidents are granted an allotment of these units annually in which, after two years, they receive a cash equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days prior to the unit’s release date. The restricted share units vest on their grant date since the senior vice presidents are not required to complete a specified period of service. The units are recorded at fair value. Restricted share units are adjusted for dividends as they arise based on the number of units outstanding on the record date. During 2013, 25,353 restricted share units were issued (2012 – 28,949). As at December 31, 2013, 53,691 units were outstanding at the fair value of $3,598,000 (2012 – 62,260 units at the fair value of $2,456,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

22. Fair Value Measurements

All financial instruments carried at fair value are categorized in one of the following three categories:

—	Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date
—	Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly
—	Level 3 – unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. There has been no change in the method of determining fair value in the year.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the year ended December 31, 2013, there were no transfers between level 1 and level 2 fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets measured and adjusted to fair value on a recurring basis as at December 31, 2013:

(In thousands of Canadian dollars)	Notes	Carrying Amount of Asset $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Investments held for self-insured liabilities	14	92,503		92,503

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. The fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. The fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

The following table summarizes the Company’s fair value hierarchy for those liabilities not measured at fair value but disclosed at fair value on a recurring basis as at December 31, 2013:

(In thousands of Canadian dollars)	Notes	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Other notes payable	16	53,798	-	53,798	-
Senior secured notes	16	130,468	-	130,468	-

		184,266	-	184,266	-

The fair values of other notes payable and senior secured notes are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

23. Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $630,756,000 as at December 31, 2013 (2012 – $473,205,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. The risk associated with bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables (a non-IFRS measure). At December 31, 2013, there were 62 days (2012 – 64 days) of revenue in trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350-million revolving credit facility and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at December 31, 2013, was $297,775,000 (2012 – $263,458,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 24).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2012
Trade and other payables	211,726	211,726	-	-
Long-term debt	302,576	43,603	202,174	56,799
Other financial liabilities	4,014	1,672	767	1,575

Total contractual obligations (Restated)	518,316	257,001	202,941	58,374

December 31, 2013
Trade and other payables	259,113	259,113	-	-
Long-term debt	240,399	37,946	146,521	55,932
Other financial liabilities	3,968	1,927	164	1,877

Total contractual obligations	503,480	298,986	146,685	57,809

In addition to the financial liabilities listed in the preceding table, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 16.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds and term deposits.

If the interest rate on the Company’s revolving credit facility balance at December 31, 2013, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $188,000 (2012 – $296,000). If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the interest payments for the senior secured notes.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

If the exchange rates had been $0.01 higher or lower at December 31, 2013, with all other variables held constant, net income would have increased or decreased by approximately $42,000 (2012 – $29,000).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

24. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

—	net debt to EBITDA ratio below 2.5
—	return on equity (ROE) at or above 14%

These objectives are established annually and monitored quarterly. The targets for 2013 remained unchanged from 2012.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio was 0.36 at December 31, 2013. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE was 18.2% for the year ended December 31, 2013 (2012 – 18.0%).

The Company is subject to restrictive covenants related to its $350-million revolving credit facility and its senior secured notes that are measured on a quarterly basis. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under these agreements as at and throughout the year ended December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

25. Income Taxes

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended December 31

	2013%	2012%

		(Restated)

Income tax expense at statutory Canadian rates	25.9	26.0
Increase (decrease) resulting from:
Income from associated companies	(0.1)	(0.1)
Rate differential on foreign income	1.4	1.1
Non-deductible expenses:
Meals and entertainment	0.6	0.6
Share-based compensation	-	0.1
Non-taxable foreign income net of non-creditable withholding taxes	(1.0)	(1.3)
Other	(0.3)	-

	26.5	26.4

The major components of deferred income tax recovery are as follows:

	For the year ended December 31

(In thousands of Canadian dollars)	2013 $	2012 $

		(Restated)

Origination and reversal of timing differences	(7,487)	(2,391)
Write-down of loss carryforwards	69	1,320
Change of tax rates	(12)	(6)

Total deferred income tax recovery	(7,430)	(1,077)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Deferred income tax assets
Differences in timing of deductibility of expenses	35,068	31,014
Loss carryforwards	2,284	3,668
Tax cost of property and equipment in excess of carrying value	5,487	4,031
Deferred gain on sale of building	208	323
Other	2,336	1,939

	45,383	40,975

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Deferred income tax liabilities
Cash to accrual adjustments on acquisitions of US subsidiaries	3,637	6,347
Differences in timing of taxability of revenues	12,972	13,740
Carrying value of property and equipment in excess of tax cost	2,668	53
Carrying value of intangible assets in excess of tax cost	35,758	34,235
Other	3,047	3,465

	58,082	57,840

The following is a reconciliation of net deferred tax assets (liabilities):

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Balance, beginning of the year	(16,865)	(10,922)
Tax recovery during the year recognized in net income	7,430	1,077
Tax expense during the year recognized in other comprehensive income	(78)	(33)
Deferred taxes acquired through business combinations	(2,398)	(7,034)
Impact of foreign exchange	(227)	(64)
Other	(561)	111

Balance, end of the year	(12,699)	(16,865)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

At December 31, 2013, except as noted below, all loss carryforwards available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements. The Company has unrecognized federal loss carryforwards of approximately $941,000 (US$885,000) (2012 – $881,000 (US$885,000)) that are available to reduce the taxable income of certain US subsidiaries and that expire at varying times over the next 20 years. The Company also has unrecognized loss carryforwards of approximately $9,295,000 (2012 – $8,499,000) and no recognized loss carryforwards (2012 – $97,000) that are available to reduce the taxable income of certain other foreign subsidiaries.

26. Net Interest Expense and Other Net Finance (Income) Expense

Net interest expense

	For the year ended December 31

(In thousands of Canadian dollars)	2013 $	2012 $

		(Restated)

Interest on other notes payable	2,330	1,735
Interest on bank loan	1,301	2,562
Interest on senior secured notes	5,649	5,644
Interest on finance leases	491	141
Other	434	486

Total interest expense	10,205	10,568

Interest income on available-for-sale investment debt securities	(1,110)	(1,471)
Other	(475)	(416)

Total interest income	(1,585)	(1,887)

Net interest expense	8,620	8,681

Other net finance (income) expense	For the year ended December 31

(In thousands of Canadian dollars)	2013 $	2012 $

Amortization on available-for-sale investment debt securities	359	307
Bank charges	2,571	2,481

Total other finance expense	2,930	2,788

Realized gain on sale of available-for-sale investment debt securities	(78)	(15)
Derecognition of note payable	(4,198)	-

Total other finance income	(4,276)	(15)

Other net finance (income) expense	(1,346)	2,773

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

27. Employee Costs

	For the year ended December 31

	2013	2012
(In thousands of Canadian dollars)	$	$

		(Restated)

Wages, salaries, and benefits	1,201,116	1,013,175
Pension costs	31,626	27,272
Share-based compensation	12,707	7,507

Total employee costs	1,245,449	1,047,954

Direct labor	829,926	699,657
Indirect labor	415,523	348,297

Total employee costs	1,245,449	1,047,954

Direct labor costs include the salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and salaries, wages, and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

28. Earnings Per Share

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

	December 31 2013	December 31 2012
	#	#

Basic shares outstanding	46,255,231	45,751,828
Share options (dilutive effect of 1,305,415 options; 2012 – 1,475,823)	328,015	45,266

Diluted shares outstanding	46,583,246	45,797,094

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

29. Cash Flows from Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the year ended December 31

	2013	2012
(In thousands of Canadian dollars)	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		(Restated)
Net income for the year	146,201	121,019
Add (deduct) items not affecting cash:
Depreciation of property and equipment	32,389	27,849
Amortization of intangible assets	21,235	20,008
Deferred income tax	(7,430)	(1,077)
Loss on dispositions of investments and other assets	4,086	1,126
Share-based compensation expense	12,707	7,507
Provision for self-insured liability and claims	18,220	10,789
Other non-cash items	(5,942)	(2,675)
Share of income from joint ventures and associates	(2,276)	(2,026)

	219,190	182,520

Trade and other receivables	(13,472)	(4,036)
Unbilled revenue	12,366	(5,012)
Prepaid expenses	(3,725)	1,594
Trade and other payables	32,727	(19,127)
Billings in excess of costs	13,537	10,624
Income taxes payable	11,506	13,953

	52,939	(2,004)

Cash flows from operating activities	272,129	180,516

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

30. Related-Party Disclosures

Subsidiaries

As at December 31, 2013, the Company has subsidiaries that are controlled by the Company and consolidated in the Company’s consolidated financial statements. Control is established when the Company is exposed to variable returns of the entity and can use its power to influence the variable returns.

The Company owns 100% of the voting and restricted securities of the entities below with the exception of AIVEK Stantec Limited Partnership (AIVEK) and Stassinu Stantec Limited Partnership (Stassinu).

The Company holds less than 50% of the voting rights of both AIVEK and Stassinu; however, the Company serves as the general partner for both entities and holds the ultimate decision making rights for both entities, including power to influence the variable returns of the entities through control over their relevant activities. Based on these facts and circumstances, management determined that the Company controls these entities, with the remaining non-controlling interests being immaterial.

Name	Jurisdiction of Incorporation

58053 Newfoundland & Labrador Inc.	Newfoundland and Labrador, Canada
59991 Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
3221969 Nova Scotia Company	Nova Scotia, Canada
AIVEK Stantec Limited Partnership	Newfoundland and Labrador, Canada
ENTRAN of Virginia, PLLC	Virginia, United States
International Insurance Group Inc.	Barbados
Jacques Whitford Consultants BV	Netherlands
Jacques Whitford Holdco Ltd.	Cayman Islands
Nu Nennè-Stantec Inc.	Alberta, Canada
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting Cayman Islands Ltd.	Cayman Islands
Stantec Consulting Colombia S.A.S.	Colombia
Stantec Consulting Guatemala, S.A.	Guatemala
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Consulting Ltd.	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware II LLC	Delaware, United States
Stantec do Brasil Engenharia e Consultoria Ltda.	Brazil
Stantec Experts-conseils ltée	Canada
Stantec Holdings (Delaware) III Inc.	Delaware, United States
Stantec Holdings Ltd.	Canada
Stantec Holdings II Ltd.	Alberta, Canada
Stantec Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Technology International Inc.	Delaware, United States
Stassinu Stantec Limited Partnership	Newfoundland and Labrador, Canada
UEI Associates, Inc.	Texas, United States
UEI Global I, Inc.	Texas, United States
Universal Energy do Brasil Ltda.	Brazil

There are no significant restrictions on the Company’s ability to access or use assets, or to settle liabilities of its subsidiaries. The financial statements of all subsidiaries are prepared as at the same reporting date as that of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Structured entities

As at December 31, 2013, the Company has management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity, and where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities and they are consolidated in the Company’s consolidated financial statements. The Company does not have any unconsolidated structured entities.

The following is a list of the structured entities that are consolidated in the Company’s financial statements.

Name	Jurisdiction of Incorporation

Stantec Architecture and Engineering LLC	Pennsylvania, United States
Stantec Architecture and Engineering P.C.	Massachusetts, United States
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Connecticut Inc.	Connecticut, United States
Stantec Consulting Private Limited	India
Stantec Engineering (Puerto Rico) P.S.C.	Puerto Rico
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Inc.	Pennsylvania, United States
Stantec Limited	England and Wales
Stantec Planning and Landscape Architecture P.C.	Maine, United States
Stantec Planning and Landscape Architecture P.C.	New York, United States

Compensation of key management personnel and directors of the Company

	For the year ended December 31

	2013	2012
(In thousands of Canadian dollars)	$	$

Salaries and other short-term employment benefits	9,474	8,446
Directors’ fees	281	290
Share-based compensation	9,385	5,145

Total compensation	19,140	13,881

The Company’s key management personnel include its CEO, chief financial officer, chief operating officer, and senior vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting year. Share-based compensation includes the fair value adjustment for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

31. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments—Canada, the United States, and International—which are aggregated into the consulting services reportable segment.

Geographic information: Non-current assets

	December 31 2013	December 31 2012
(In thousands of Canadian dollars)	$	$

		(Restated)

Canada	426,452	412,290
United States	378,721	352,717
International	2,044	2,519

	807,217	767,526

Non-current assets for this purpose consist of property and equipment, goodwill, and intangible assets.

Geographic information: Gross revenue

	For the year ended December 31

	2013	2012
(In thousands of Canadian dollars)	$	$

		(Restated)

Canada	1,290,215	1,080,932
United States	867,479	715,921
International	78,716	73,406

	2,236,410	1,870,259

Gross revenue is attributed to countries based on the location of the project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Practice area unit information: Gross revenue

	For the year ended December 31

(In thousands of Canadian dollars)	2013 $	2012 $

		(Restated)

Buildings	401,863	413,181
Environment	732,289	629,549
Industrial	533,479	384,758
Transportation	337,167	231,503
Urban Land	231,612	211,268

	2,236,410	1,870,259

Allocation of gross revenue to practice area units has been restated for comparative figures due to a realignment of several practice components between the Company’s Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11 (note 6).

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

32. Amounts Due from Customers

The net amount due from customers, excluding trade receivables, for contracts in progress at each consolidated statement of financial position date, is as follows:

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Gross amount due from customers (unbilled revenue)	143,894	148,908
Gross amount due to customers (billings in excess of costs)	(77,803)	(60,822)

Net amount due from customers	66,091	88,086

As at December 31, 2013, the current portion of holdbacks held by customers included in trade and other receivables was $3,423,000 (2012 – $4,433,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

33. Investment Tax Credits

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2013, investment tax credits of $3,099,000 (2012 – $1,045,000) were recorded and reduced administrative and marketing expenses.

34. Events after the Reporting Period

On January 24, 2014, the Company acquired certain assets and liabilities, and the business of Williamsburg Environmental Group, Inc., and Cultural Resources, Inc. (WEG) for cash consideration and notes payable. Based in Williamsburg, Virginia, WEG also has offices in Richmond, Glen Allen, and Fredericksburg, Virginia. WEG provides specialized environmental services in ecology, environmental planning, water resources, wetland mitigation, stream assessment and restoration, landscape architecture, golf course planning, construction administration, cultural resource management, historic preservation, and regulatory support to public and private sector clients. The addition of WEG will expand the Company’s environmental services practice in the US Mid Atlantic.

On February 26, 2014, the Company declared a dividend of $0.185 per share, payable on April 17, 2014, to shareholders of record on March 28, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.